40-33

LORD ABBETT

04042156

August 27, 2004

RECEIVED AUG 30 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 185

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Filing of Documents with Commission in Civil Actions Pursuant to Section 33 of the Investment Company Act of 1940, as amended:**
- *Lord Abbett Securities Trust All Value Portfolio (SEC File No. 811-07538)*
- *Lord Abbett Bond-Debenture Fund, Inc. (SEC File No. 811-02145)*
- *Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. (SEC File No. 811-02924)*

Ladies/Gentlemen:

The "Lord Abbett Funds" were served with a summons and complaint naming the Lord Abbett Funds and certain other parties as defendants in a civil action in the Circuit Court of Mobil County, Alabama (the "Claim"). The Claim is based upon the alleged forgery of account documentation by a third-party in connection with the transfer of assets to/from accounts of the above-referenced funds. Pursuant to Section 33 of the Investment Company Act of 1940, as amended, copies of the summons and complaint were previously filed with the Commission under letter dated November 14, 2003. Attached hereto are copies of additional pleadings/motions recently filed in connection with the Claim.

Should you have any questions or comments concerning this matter, please call the undersigned at (201) 395-2267.

PROCESSED
SEP 02 2004
THOMSON FINANCIAL

Very truly yours,

Paul A. Hilstad,
Vice President and Secretary

PAH:ih
Attachments

cc: M. Chambers (Wilmer Cutler Pickering Hale & Door LLP)

IN THE CIRCUIT COURT OF MOBILE COUNTY, ALABAMA.

GAYNELL M. VAN HOOF,	*	
Plaintiff,	*	CIVIL ACTION NUMBER
versus	*	CV-2003-3643
LORD ABBETT FUNDS, et al.,	*	
Defendants.	*	

ANSWER AND COUNTERCLAIM/CROSS-CLAIM IN INTERPLEADER

Lord Abbett All Value Fund, Lord Abbett Bond-Debenture Fund, Inc. and Lord AbbettU.S. Government & Government Sponsored Enterprises Money Market Fund, Inc.(believed to be the proper entities to answer as there is no such entity as the entity denominated in Plaintiff's First Amended Complaint as "Lord Abbett Funds")(collectively referred to hereinafter as "Lord Abbett") and State Street Bank & Trust (hereinafter "State Street"), answer the First Amended Complaint as follows:

FACTUAL ALLEGATIONS

1. Admitted.

2. Admitted that Lord Abbett Bond-Debenture Fund, Inc. and Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. are corporations. Denied that Lord Abbett All Value Fund is a corporation. Lord Abbett and State Street are without sufficient knowledge or information to form a belief as to the truth of the remaining matters alleged in paragraph 2 of Plaintiff's First Amended Complaint.

3. Lord Abbett and State Street are without sufficient knowledge or information to form

a belief as to the truth of the matters alleged in paragraph 3 of Plaintiff's First Amended Complaint.

4. Denied.

5. Admitted that Robert Burton is an adult resident of the State of Alabama. The remaining allegations of paragraph 5 of Plaintiff's First Amended Complaint are denied.

6. Lord Abbett and State Street are without sufficient knowledge or information to form a belief as to the truth of the matters alleged in paragraph 6 of Plaintiff's First Amended Complaint.

7. Lord Abbett and State Street are without sufficient knowledge or information to form a belief as to the truth of the matters alleged in paragraph 7 of Plaintiff's First Amended Complaint.

8. Lord Abbett and State Street are without sufficient knowledge or information to form a belief as to the truth of the matters alleged in paragraph 8 of Plaintiff's First Amended Complaint.

9. Lord Abbett and State Street are without sufficient knowledge or information to form a belief as to the truth of the matters alleged in paragraph 9 of Plaintiff's First Amended Complaint.

10. Lord Abbett and State Street are without sufficient knowledge or information to form a belief as to the truth of the matters alleged in paragraph 10 of Plaintiff's First Amended Complaint.

11. Admitted that Rowena A. Van Hoof owned a Lord Abbett IRA Account and that State Street Bank & Trust served as custodian of the IRA Account (the "IRA Account"). Lord Abbett and State Street are without sufficient knowledge or information to form a belief as to the truth of the remainder of the allegations contained in paragraph 11 of Plaintiff's First Amended Complaint.

12. Lord Abbett and State Street are without sufficient knowledge or information to form a belief as to the truth of the matters alleged in paragraph 12 of Plaintiff's First Amended Complaint.

13. Admitted that Robert E. Burton acted as a broker for Rowena A. Van Hoof and Rowena S. Van Hoof. Lord Abbett and State Street are without sufficient knowledge or information

to form a belief as to the truth of the remaining matters alleged in paragraph 13 of Plaintiff's First Amended Complaint.

14. Lord Abbett denies that the acts allegedly committed by Robert E. Burton on or about October 22, 2002 were carried out as its employee or agent. Lord Abbett admits that a $100,000 check from Scudder Investments was deposited into a Lord Abbett account in the name of Rowena S. Van Hoof. Lord Abbett is without sufficient knowledge or information to form a belief as to the truth of the remaining matters alleged in paragraph 14 of Plaintiff's First Amended Complaint. State Street makes no response to the allegations contained in paragraph 14 since they are not directed to it.

15. Admitted that the Scudder Investments checks were drawn on an account at State Street Bank & Trust. Lord Abbett and State Street are without sufficient knowledge or information to form a belief as to the truth of the remaining matters alleged in paragraph 15 of Plaintiff's First Amended Complaint.

16. Lord Abbett denies that the actions allegedly taken by Robert E. Burton on or about October 22, 2002 were carried out in his capacity as employee or agent of Lord Abbett. Lord Abbett is without sufficient knowledge or information to form a belief as to the truth of the remaining matters alleged in paragraph 16 of Plaintiff's First Amended Complaint. State Street makes no response to the allegations contained in paragraph 16 since they are not directed to it.

17. Admitted that the shares held in the IRA Account were initially transferred into an account for the benefit of Rowena S. Van Hoof. This transaction was subsequently reversed, however, such that the assets were transferred back into the name of Rowena A. Van Hoof on an "as of" basis as though the transfer had never occurred. Lord Abbett and State Street are without

sufficient knowledge or information to form a belief as to the truth of the remaining matters alleged in paragraph 17 of Plaintiff's First Amended Complaint.

18. Lord Abbett admits that it transferred the IRA Account back into the name of Rowena A. Van Hoof on an "as of" basis on or about December 31, 2003. The transfer occurred pursuant to the receipt by Lord Abbett of a Disclaimer of Interest Letter from Rowena S. Van Hoof regarding the IRA Account. The imposition of a "Stop Transfer" instruction on the account was consented to by Gaynell Van Hoof and Rowena A. Van Hoof and remained on the account due to a variety of reasons including the pendency of the instant litigation. That "Stop Transfer" instruction, with the consent of all parties, has now been removed. Lord Abbett denies the remaining allegations of paragraph 18 of Plaintiff's First Amended Complaint. State Street makes no response to the allegations in paragraph 18 since they are not directed to it.

19. Denied.

20. Denied.

21. Denied.

COUNT ONE

22. Lord Abbett and State Street adopt, restate and reallege their responses to the allegations contained in paragraphs 1 through 21 of Plaintiff's First Amended Complaint as if fully set forth herein.

23. Denied.

24. Denied.

COUNT TWO

25. Lord Abbett and State Street adopt, restate and reallege their responses to the

allegations contained in paragraphs 1 through 24 of Plaintiff's First Amended Complaint as if fully set forth herein.

26. Denied.

27. Denied.

COUNT THREE

28. Lord Abbett and State Street adopt, restate and reallege their responses to the allegations contained in paragraphs 1 through 27 of Plaintiff's First Amended Complaint as if fully set forth herein.

29. Denied.

30. Denied.

COUNT FOUR

31. Lord Abbett and State Street adopt, restate and reallege their responses to the allegations contained in paragraphs 1 through 30 of Plaintiff's First Amended Complaint as if fully set forth herein.

32. Denied.

33. Denied.

34. Denied.

35. Denied.

36. Denied.

COUNT FIVE

37. Lord Abbett and State Street adopt, restate and reallege their responses to the allegations contained in paragraphs 1 through 36 of Plaintiff's First Amended Complaint as if fully

set forth herein.

38. Denied.

39. Denied.

COUNT SIX

40. Lord Abbett and State Street adopt, restate and reallege their responses to the allegations contained in paragraphs 1 through 39 of Plaintiff's First Amended Complaint as if fully set forth herein.

41. Denied.

42. Denied.

COUNT SEVEN

43. Lord Abbett and State Street adopt, restate and reallege their responses to the allegations contained in paragraphs 1 through 42 of Plaintiff's First Amended Complaint as if fully set forth herein.

43. Denied.

44. Denied.

COUNT EIGHT

46. Lord Abbett and State Street adopt, restate and reallege their responses to the allegations contained in paragraphs 1 through 45 of Plaintiff's First Amended Complaint as if fully set forth herein.

47. Denied.

48. Denied.

49. Denied.

COUNT NINE

50. Lord Abbett adopts, restates and realleges its responses to the allegations contained in paragraphs 1 through 49 of Plaintiff's First Amended Complaint as if fully set forth herein.

51. Denied.

52. Denied.

COUNT TEN

53. Lord Abbett adopts, restates and realleges its responses to the allegations contained in paragraphs 1 through 52 of Plaintiff's First Amended Complaint as if fully set forth herein.

54. Denied.

55. Denied.

COUNT ELEVEN

56. Lord Abbett adopts, restates and realleges its responses to the allegations contained in paragraphs 1 through 55 of Plaintiff's First Amended Complaint as if fully set forth herein.

57. Denied.

58. Denied.

COUNT TWELVE

59. Lord Abbett adopts, restates and realleges its responses to the allegations contained in paragraphs 1 through 58 of Plaintiff's First Amended Complaint as if fully set forth herein.

60. Denied.

61. Denied.

COUNT THIRTEEN

62. Lord Abbett adopts, restates and realleges its responses to the allegations contained in paragraphs 1 through 61 of Plaintiff's First Amended Complaint as if fully set forth herein.

63. Denied.

FIRST AFFIRMATIVE DEFENSE

Plaintiff's First Amended Complaint fails to state a claim against Lord Abbett and State Street upon which relief may be granted.

SECOND AFFIRMATIVE DEFENSE

Plaintiff was contributorily negligent.

THIRD AFFIRMATIVE DEFENSE

Plaintiff agreed to a "Stop Transfer" instruction placed on the accounts at issue and therefore is estopped and/or waiver bars her from asserting claims relating to denial of her access to the Lord Abbett and/or State Street accounts.

FOURTH AFFIRMATIVE DEFENSE

There are insufficient minimum contacts between Lord Abbett and State Street and Alabama to confer personal jurisdiction over Lord Abbett and State Street under Alabama's Long Arm Statute.

FIFTH AFFIRMATIVE DEFENSE

The venue selected by the Plaintiff is improper. The IRA account is subject to an account custodial agreement which requires proceedings of this nature to be brought in Massachusetts.

COUNTERCLAIM/CROSS-CLAIM IN INTERPLEADER

Pursuant to Rule 22 of the Alabama Rules of Civil Procedure, Defendants/Plaintiffs in Interpleader Lord Abbett and State Street hereby file their counterclaim and cross-claim in interpleader[1] and for declaratory relief against the Plaintiff Gaynell M. Van Hoof, individually and as Executrix of the Estate of Rowena A. Van Hoof, and against Defendant Rowena S. Van Hoof, and as grounds therefore, alleges as follows:

1. Plaintiff Gaynell M. Van Hoof and Defendant Rowena S. Van Hoof are currently disputing ownership of certain funds held in Lord Abbett Account No. 240-2379244417 (hereinafter "the account"). These funds, according to Gaynell M. Van Hoof's First Amended Complaint, were formerly in an account at Scudder Investments under the name of Rowena A. Van Hoof, but were redeemed and transferred on or about October 22, 2002 into an account at Lord Abbett in the name of Rowena S. Van Hoof. Previously, there was also a dispute between Gaynell Van Hoof and Rowena S. Van Hoof as to the ownership of an IRA Account at Lord Abbett, but the parties have now fully resolved any issue relating to ownership over, or access to, this IRA account.

2. Rowena A. Van Hoof died on or about November 1, 2002. Gaynell M. Van Hoof, individually and as Executrix of the Estate of Rowena A. Van Hoof, claims an interest in the funds currently held at Lord Abbett in the account. The basis of Gaynell M. Van Hoof's claim to the account is set out in her First Amended Complaint filed herein. Rowena S. Van Hoof, the mother of Rowena A. Van Hoof, also claims an interest in the account. The basis of Rowena S. Van Hoof's claim to the account is set out in her Complaint in Intervention filed in this action. Because of the competing claims, and with the consent of Gaynell Van Hoof and Rowena S. Van Hoof, Lord Abbett has placed a "Stop Transfer" instruction on the account and has not allowed access to the account by either party.

[1]Lord Abbett and State Street, by filing the following interpleader, do not waive their defense of lack of personal jurisdiction over them, but expressly reserve the right to raise this issue, if they so choose, at a later time.

3. Lord Abbett and State Street are disinterested stakeholders in the funds in the account currently in dispute between Gaynell M. Van Hoof and Rowena S. Van Hoof. In order to avoid any potential for multiple liability, Lord Abbett and State Street file this counterclaim/cross-claim in interpleader and, upon entry of an Order of this Court, will deposit funds from the account in the approximate amount of $116,000 with the Clerk of Court in order for the Court to enter an order which will result in a final disposition as to the ownership of the funds.

4. Gaynell M. Van Hoof, individually and as Executrix of the Estate of Rowena A. Van Hoof, and Rowena S. Van Hoof are both subject to an account custodial agreement ("the agreement") at Lord Abbett through which State Street Bank and Trust Company was appointed custodian of the IRA Account. Gaynell M. Van Hoof and Rowena S. Van Hoof are obligated to indemnify Lord Abbett and State Street for any liability arising in connection with the agreement including, but not limited to, attorney's fees and costs incurred in defending against this action.

WHEREFORE, premises considered, Defendants/Plaintiffs in Interpleader Lord Abbett and State Street respectfully request that the Court enter an order or orders (1) allowing Lord Abbett and State Street to pay the funds in dispute in its account into Court, made payable to the Clerk of Court; (2) adjudging as between Plaintiff Gaynell M. Van Hoof and Plaintiff Rowena S. Van Hoof which party is entitled to ownership of said funds in the account; (3) discharging Lord Abbett and State Street from any potential liability, duty or obligation with respect to this action upon payment of the funds into Court; and (4) entering judgment for Lord Abbett and State Street pursuant to and in accordance with the indemnity contained in the agreement, in the amount of its legal costs, attorneys' fees, and other charges incurred in the defense of this action. Lord Abbett and State Street further request that they be awarded reasonable costs and attorneys fees incurred in this action, pursuant to

Rule 22(c).

Respectfully submitted,

MATTHEW C. McDONALD (MCD027)
Attorney for Lord Abbett All Value Fund, Lord Abbett Bond-Debenture Fund, Inc. and Lord AbbettU.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. and State Street Bank & Trust

OF COUNSEL:

MILLER, HAMILTON, SNIDER & ODOM, L.L.C.
Attorneys at Law
Post Office Box 46
Mobile, Alabama 36601
Telephone: (251) 432-1414

CERTIFICATE OF SERVICE

I hereby certify that on this 18th day of August, 2004, I have served a copy of the foregoing upon the counsel listed of record by placing a copy of same in the United States mail, first class postage prepaid, and addressed as follows:

Joseph D. Thetford, Esquire
1250 Dauphin Street
Mobile, Alabama 36604

Andrew L. Smith, Esquire
Brown, Hudgens, P.C.
Post Office Box 16818
Mobile, Alabama 36616-0818

John N. Leach, Jr., Esquire
Helmsing, Leach, Herlong, Newman & Rouse, P.C.
Post Office Box 2767
Mobile, Alabama 36652

Joe Espy, III, Esquire
Flynn Mozingo, Esquire
Melton, Espy & Williams, P.C.
Post Office Drawer 5130
Montgomery, Alabama 36103-5130

MATTHEW C. McDONALD

U:\ATTY\MCM\L\Lord Abbett\Pleadings\Joint Answer, Counterclaim & Cross-Claim - 081804.wpd

IN THE CIRCUIT COURT OF MOBILE COUNTY, ALABAMA

GAYNELL M. VAN HOOF, Individually *
and as Executrix of the ESTATE of
ROWENA A VAN HOOF, DECEASED, *

Plaintiff, *

v. * CIVIL ACTION NUMBER CV-03-3643

LORD ABBETT FUNDS, SCUDDER *
INVESTMENTS, STATE STREET BANK &
TRUST, ROBERT E. BURTON, BURTON *
& ASSOCIATES, CADARET, GRANT &
COMPANY, INC., fictitious Defendants A, *
B, and/or C, whether singular or plural, are
those other persons, corporations, or entities,*
whose fraud, suppression, conversion, breach
of contract, breach of fiduciary duty, *
unauthorized payment, negligence,
wantonness, violation of § 8-6-17, *Code of* *
Alabama, 1975, or other wrongful conduct
contributed to or caused the injuries and *
damages to the Plaintiff, whose true and
correct names are unknown to Plaintiff at *
this time, but will be substituted by
amendment when ascertained; D, E, and/or *
F, the persons, corporations, or entities
employing or for whom LORD ABBETT *
FUNDS, SCUDDER INVESTMENTS,
STATE STREET BANK & TRUST, *
ROBERT E. BURTON, BURTON &
ASSOCIATES, CADARET, GRANT & *
COMPANY, INC., A, B, and/or C, were
acting as agents or employees; whose true *
and correct names are unknown to Plaintiff
at this time, but will be substituted by *
amendment when ascertained, G, H, I, J, K,
and/or L, whether singular or plural, those *
other persons, corporations or entities
known as or doing business as LORD *
ABBETT FUNDS, SCUDDER
INVESTMENTS, STATE STREET BANK *
& TRUST, ROBERT E. BURTON,

PLAINTIFF RESPECTFULLY
REQUESTS TRIAL BY JURY.

BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., or other legal entities that are the parent, subsidiary, predecessor, or successor in interest to any of the Defendants, named or fictitious, referred to herein whose identities are unknown at the present time but will be substituted by amendment when ascertained, * * * * * *

Defendants.

FIRST AMENDED COMPLAINT

FACTUAL ALLEGATIONS

1. GAYNELL M. VAN HOOF is a resident of Mobile County, Alabama, over the age of 19 years. Plaintiff is the Executrix of the Estate of Rowena A. Van Hoof, deceased, and is the sole beneficiary of the Estate of Rowena A. Van Hoof. Rowena A. Van Hoof was a resident of Mobile County, Alabama, at all times relevant to this lawsuit, and died on November 1, 2002.

2. LORD ABBETT FUNDS is a corporation, doing business in the State of Alabama at all times relevant to this lawsuit.

3. SCUDDER INVESTMENTS is a corporation, doing business in the State of Alabama at all times relevant to this lawsuit.

4. STATE STREET BANK & TRUST is a corporation, doing business in the State of Alabama at all times relevant to this lawsuit.

5. ROBERT E. BURTON is an adult resident of Alabama. At all times relevant to this

lawsuit, ROBERT E. BURTON was acting within the line and scope of his employment with Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, BURTON & ASSOCIATES, and CADARET, GRANT & COMPANY, INC., D, E, F, G, H, I, J, K, and/or L.

6. BURTON & ASSOCIATES is an Alabama corporation, doing business in the State of Alabama at all times relevant to this lawsuit.

7. CADARET, GRANT & COMPANY, INC. is a Delaware corporation, doing business in the State of Alabama at all times relevant to this lawsuit.

8. Fictitious Defendants, A, B, and/or C, whether singular or plural, are those other persons, corporations, or entities, whose suppression, conversion, unauthorized payment, breach of contract, breach of fiduciary duty, negligence, wantonness, violation of § 8-6-17, *Code of Alabama*, 1975, or other wrongful conduct contributed to or caused the injuries and damages to the Plaintiff, whose true and correct names are unknown to Plaintiff at this time, but will be substituted by amendment when ascertained.

9. Fictitious Defendants, D, E, and/or F, whether singular or plural, are those other persons, corporations, or entities employing or for whom the Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, STATE STREET BANK & TRUST, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, and/or C, were acting as agents or employees and whose true and correct names are unknown to the Plaintiff at this time, but will be substituted by amendment when ascertained.

10. Fictitious Defendants, G, H, I, J, K, and/or L, whether singular or plural, those other persons, corporations or entities known as or doing business as LORD ABBETT FUNDS, SCUDDER INVESTMENTS, STATE STREET BANK & TRUST, ROBERT E. BURTON,

BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC. or other legal entities that are the parent, subsidiary, predecessor, or successor in interest to any of the Defendants, named or fictitious, referred to herein whose identities are unknown at the present time but will be substituted by amendment when ascertained.

11. At the time of her death, Rowena A. Van Hoof was the owner of a LORD ABBETT FUNDS IRA valued at approximately $75,000 ("the IRA"). Rowena A. Van Hoof had exercised dominion and control over this account from the time it was opened through the time of her last illness. Her estate was the proper beneficiary of said IRA. STATE STREET BANK & TRUST served as custodian for the IRA.

12. At the time of her death, Rowena A. Van Hoof was also the sole owner of an account at SCUDDER INVESTMENTS, account number 00000244312, valued at approximately $101,042.63 ("the SCUDDER account"). Rowena A. Van Hoof had exercised dominion and control over this account from the time it was opened through the time of her last illness.

13. ROBERT E. BURTON was the broker who opened and handled the SCUDDER INVESTMENTS account and the LORD ABBETT FUNDS IRA for Rowena A. Van Hoof. He has also acted as a broker for Plaintiff and for Rowena S. Van Hoof ("Mrs. Van Hoof").

14. On or about October 22, 2002, Mrs. Van Hoof requested that the full amount of the SCUDDER account be paid to her by issuance of two checks made payable to Rowena A. Van Hoof. On information and belief, ROBERT E. BURTON, in his capacity as employee or agent for BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC. and SCUDDER INVESTMENTS, assisted Mrs. Van Hoof with the documentation necessary to execute this request. One of the checks was in the amount of $100,000 and the second check was in the amount of

$1,042.63. The name of the true owner of the account and the payee of the checks, Rowena A. Van Hoof, was forged as an endorsement on the checks. The check for $100,000 was deposited in an account which Mrs. Van Hoof owned with LORD ABBETT FUNDS. Defendant, ROBERT E. BURTON, acting in his capacity as an agent or employee of BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., SCUDDER INVESTMENTS, and LORD ABBETT FUNDS, executed this transaction, transferring the funds from Rowena A. Van Hoof's SCUDDER account to a LORD ABBETT FUNDS account owned by Mrs. Van Hoof. LORD ABBETT FUNDS, which had the signature of its customer, Rowena A. Van Hoof, on file, accepted the check with an invalid and unauthorized endorsement, for deposit into its account on November 4, 2002.

15. The two checks which redeemed the SCUDDER account were issued on a STATE STREET BANK & TRUST account. STATE STREET BANK & TRUST paid the $100,000 and $1,042.63 checks over unauthorized endorsements on November 4, 2002.

16. On or about October 24, 2002, ROBERT E. BURTON, acting as agent for BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC. and LORD ABBETT FUNDS, and with no authorization from Rowena A. Van Hoof, executed paperwork purporting to make Mrs. Van Hoof the beneficiary of the IRA. The forged signature of Rowena A. Van Hoof was written upon that paperwork.

17. On or about February 28, 2003, LORD ABBETT FUNDS and/or STATE STREET BANK & TRUST paid the proceeds of Rowena A. Van Hoof's IRA to Mrs. Van Hoof by depositing the proceeds in a LORD ABBETT account owned by Mrs. Van Hoof. Defendant, ROBERT E. BURTON, handled the transaction improperly transferring the IRA proceeds to Mrs. Van Hoof.

18. LORD ABBETT received a letter from Mrs. Van Hoof dated December 30, 2003,

which stated that the IRA beneficiary had been changed in error. On or before February 5, 2004, LORD ABBETT re-titled the IRA in the name of Rowena A. Van Hoof, but LORD ABBETT has failed and refused to honor Plaintiff's request to re-title the IRA in her name or to permit Plaintiff to begin to make withdrawals in a timely manner as required by federal tax laws.

19. The wrongful conduct committed against Plaintiff by Defendants is part of a pattern or practice of fraud or other intentional wrongful conduct.

20. Plaintiff further alleges that (a) Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, STATE STREET BANK & TRUST, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, C, D, E, F, G, H, I, J, K, and/or L, authorized and/or ratified the wrongful conduct complained of; and/or (b) Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, STATE STREET BANK & TRUST, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., D, E, F, G, H, I, J, K, and/or L, knew or should have known of the unfitness of Defendant, ROBERT E. BURTON, but the Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, STATE STREET BANK & TRUST, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, C, D, E, F, G, H, I, J, K, and/or L, continued to employ him, or use his services without proper instruction and with a disregard of the rights or safety of others; and/or (c) the acts of BURTON were calculated to and did benefit said Defendants.

21. As a proximate consequence of Defendants' actions, Plaintiff was injured and damaged as follows:

a. She lost the value and use of the IRA and SCUDDER INVESTMENTS funds which were surrendered;

b. She will suffer adverse tax consequences as to the IRA;

c. She suffered mental anguish; and

d. She was otherwise injured and damaged.

COUNT ONE

22. Plaintiff adopts and realleges the allegations contained in paragraphs one through 21 as if fully set forth herein.

23. The actions of the Defendants as set forth above constituted breaches of contract with Rowena A. Van Hoof and Plaintiff.

24. As a proximate consequence of said breaches of contract, Plaintiff was injured and damaged as set forth in paragraph 21 above.

WHEREFORE, Plaintiff demands judgment against Defendants for compensatory damages in excess of the jurisdictional amount of this court, plus costs.

COUNT TWO

25. Plaintiff adopts and realleges the allegations contained in paragraphs one through 24 as if fully set forth herein.

26. The actions of the Defendants as set forth above constituted negligence with regard to Rowena A. Van Hoof and Plaintiff.

27. As a proximate consequence of said negligence, Plaintiff was injured and damaged as set forth in paragraph 21 above.

WHEREFORE, Plaintiff demands judgment against Defendants for compensatory damages in excess of the jurisdictional amount of this court, plus costs.

COUNT THREE

28. Plaintiff adopts and realleges the allegations contained in paragraphs one through 27 as if fully set forth herein.

29. The actions of the Defendants as set forth above constituted wantonness with regard to Rowena A. Van Hoof and Plaintiff.

30. As a proximate consequence of said wantonness, Plaintiff was injured and damaged as set forth in paragraph 21 above.

WHEREFORE, Plaintiff demands judgment against Defendants for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

COUNT FOUR

31. Plaintiff adopts and realleges the allegations contained in paragraphs one through 30 as if fully set forth herein.

32. Defendants possessed superior knowledge and under the facts and circumstances in this case were under a duty to disclose to Rowena A. Van Hoof and the Plaintiff all material facts involving the accounts of Rowena A. Van Hoof, including but not limited to the facts that an unauthorized request was made by someone other than Rowena A. Van Hoof to change the beneficiary of the IRA and an unauthorized request was made to redeem the SCUDDER account and that such requests were executed.

33. By failing to inform Rowena A. Van Hoof and the Plaintiff of said facts, Defendants caused the IRA and the SCUDDER account to be directed to one other than the owner or intended beneficiary of the accounts and caused the Plaintiff to be unable to access said accounts.

34. Defendants' failure to disclose to Rowena A Van Hoof and the Plaintiff material facts concerning the accounts was willful, and calculated to deceive Rowena A. Van Hoof and the Plaintiff, and concealed from Rowena A. Van Hoof and the Plaintiff that the accounts were being misdirected.

35. Defendants' conduct was gross, oppressive, malicious, and committed with the intent to injure and defraud Rowena A. Van Hoof and the Plaintiff.

36. As a proximate consequence of Defendants' wrongful acts, the Plaintiff was injured and damaged as set forth in paragraph 21 above.

WHEREFORE, Plaintiff demands judgment against Defendants for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

COUNT FIVE

37. Plaintiff adopts and realleges the allegations contained in paragraphs one through 36 as if fully set forth herein.

38. Defendants, LORD ABBETT FUNDS, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., STATE STREET BANK & TRUST, A - L converted the IRA and the monies therein. LORD ABBETT has continued to refuse to permit Plaintiff to access said monies. Said Defendants' acts in doing so were gross, oppressive, malicious, and committed with the intent to injure the Plaintiff.

39. As a proximate consequence, the Plaintiff was injured and damaged as alleged in paragraph 21 above.

WHEREFORE, Plaintiff demands judgment against Defendants, LORD ABBETT FUNDS, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., STATE STREET BANK & TRUST, A, B, C, D, E, F, G, H, I, J, K, and/or L, for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

COUNT SIX

40. Plaintiff adopts and realleges the allegations contained in paragraphs one through 39 as if fully set forth herein.

41. Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, STATE STREET BANK & TRUST, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A - L converted the SCUDDER account and the monies therein. Said Defendants' acts in doing so were gross, oppressive, malicious, and committed with the intent to injure the Plaintiff.

42. As a proximate consequence, the Plaintiff was injured and damaged as alleged in paragraph 21 above.

WHEREFORE, Plaintiff demands judgment against Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, STATE STREET BANK & TRUST, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, C, D, E, F, G, H, I, J, K, and/or L, for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

COUNT SEVEN

43. Plaintiff adopts and realleges the allegations contained in paragraphs one through 42 as if fully set forth herein.

44. Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, STATE STREET BANK & TRUST, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, C, D, E, F, G, H, I, J, K, and/or L, wrongfully caused and allowed the payment over an unauthorized endorsement of the SCUDDER account.

45. As a proximate consequence, the Plaintiff was injured and damaged as alleged in paragraph 21 above.

WHEREFORE, Plaintiff demands judgment against Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, STATE STREET BANK & TRUST, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, C, D, E, F, G, H, I, J, K, and/or L, for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

COUNT EIGHT

46. Plaintiff adopts and realleges the allegations contained in paragraphs one through 45 as if fully set forth herein.

47. Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., STATE STREET BANK & TRUST, A, B, C, D, E, F, G, H, I, J, K, and/or L, possessed superior knowledge and a had fiduciary duty to Rowena A. Van Hoof and the Estate and the Plaintiff and, under the facts

and circumstances in this case, were under a duty to protect and preserve the assets of Rowena A. Van Hoof and the Estate, including but not limited to the IRA and the SCUDDER account.

48. Said Defendants breached their fiduciary duty to the Estate and the Plaintiff.

49. As a proximate result of said breach, the Plaintiff has been injured and damaged as set forth in paragraph 21 above.

WHEREFORE, Plaintiff demands judgment against Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., STATE STREET BANK & TRUST, A, B, C, D, E, F, G, H, I, J, K, and/or L for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

COUNT NINE

50. Plaintiff adopts and realleges the allegations against Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, C, D, E, F, G, H, I, J, K, and/or L, contained in paragraphs one through 49 as if fully set forth herein.

51. Two or more of the Defendants entered into an agreement to defraud Rowena A. Van Hoof, the Estate and the Plaintiff, and to cover-up the fraud as aforesaid, committing two or more overt acts in furtherance of said conspiracy.

52. As a proximate result of the fraudulent scheme and cover-up as aforesaid, Plaintiff was injured and damaged as set forth in paragraph 21 above.

WHEREFORE, Plaintiff demands judgment against Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., A, B, C, D, E, F, G, H, I, J, K, and/or L, for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

COUNT TEN

53. Plaintiff adopts and realleges the allegations contained in paragraphs one through 52 as if fully set forth herein.

54. Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., D, E, F, G, H, I, J, K, and/or L, wantonly and/or negligently hired, retained, supervised and/or monitored Defendants, ROBERT E. BURTON, A, B, and/or C.

55. As a proximate result of the wanton and/or negligent hiring, retention, supervision and/or monitoring by Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., D, E, F, G, H, I, J, K, and/or L, as aforesaid, Plaintiff has been injured and damaged as set forth in paragraph 21 above.

WHEREFORE, Plaintiff demands judgment against Defendants for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs.

COUNT ELEVEN

56. Plaintiff adopts and realleges the allegations contained in paragraphs one through 55

as if fully set forth herein.

57. Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., D, E, F, G, H, I, J, K, and/or L, in connection with the redemption and sale of the SCUDDER account and the purchase by Mrs. Van Hoof of the LORD ABBETT FUNDS account with the SCUDDER funds:

a. Employed a device, scheme, or artifice to defraud;

b. Made an untrue statement of material fact or omitted to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; or

c. Engaged in an act, practice, or course of business which operated as a fraud on Rowena A. Van Hoof, the Estate of Rowena A. Van Hoof, and the Plaintiff.

58. As a proximate result of the above-described acts in violation of § 8-6-17(a) *Code of Alabama* (1975) by Defendants, LORD ABBETT FUNDS, SCUDDER INVESTMENTS, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., D, E, F, G, H, I, J, K, and/or L, Plaintiff, individually and as executrix of the Estate of Rowena A. Van Hoof, was injured and damaged as follows:

a. She lost the value and use of the SCUDDER INVESTMENTS funds which were surrendered;

b. She suffered mental anguish; and

c. She was otherwise injured and damaged.

WHEREFORE, Plaintiff demands judgment against Defendants for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs and attorney's fees.

COUNT TWELVE

59. Plaintiff adopts and realleges the allegations contained in paragraphs one through 58 as if fully set forth herein.

60. Defendants, LORD ABBETT FUNDS, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., D, E, F, G, H, I, J, K, and/or L, in connection with the change of beneficiary on the IRA and the payment of the proceeds of the IRA to Mrs. Van Hoof:

a. Employed a device, scheme, or artifice to defraud;

b. Made an untrue statement of material fact or omitted to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; or

c. Engaged in an act, practice, or course of business which operated as a fraud on Rowena A. Van Hoof, the Estate of Rowena A. Van Hoof, and the Plaintiff.

61. As a proximate result of the above-described acts in violation of § 8-6-17(a) *Code of Alabama* (1975) by Defendants, LORD ABBETT FUNDS, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., D, E, F, G, H, I, J, K, and/or L, Plaintiff, individually and as executrix of the Estate of Rowena A. Van Hoof, was injured and damaged as follows:

a. She lost the value and use of the SCUDDER INVESTMENTS funds which were surrendered;

b. She has and/or will in the future suffer adverse tax consequences;

c. She suffered mental anguish; and

d. She was otherwise injured and damaged.

WHEREFORE, Plaintiff demands judgment against Defendants, LORD ABBETT FUNDS, ROBERT E. BURTON, BURTON & ASSOCIATES, CADARET, GRANT & COMPANY, INC., D, E, F, G, H, I, J, K, and/or L, for compensatory damages in excess of the jurisdictional amount of this court, punitive damages, plus costs and attorney's fees.

COUNT THIRTEEN

62. Plaintiff adopts and realleges the allegations against LORD ABBETT FUNDS contained in paragraphs one through 61 as if fully set forth herein.

63. Defendant, LORD ABBETT FUNDS, holds money, the IRA and the funds from the SCUDDER account, which belongs to Plaintiff or was improperly paid to LORD ABBETT FUNDS because of mistake or fraud.

WHEREFORE, Plaintiff demands judgment against Defendant, LORD ABBETT FUNDS, for compensatory damages in excess of the jurisdictional amount of this court, plus interest and costs.

JOSEPH D. THETFORD (THE001)
Attorney for Plaintiff
1250 Dauphin Street
Mobile, Alabama 36604
(251) 433-7000

PLAINTIFF RESPECTFULLY DEMANDS A TRIAL BY JURY ON ALL CAUSES.

CERTIFICATE OF SERVICE

I do hereby certify that I have this 15 day of July, 2004, served a copy of the foregoing upon the following by United States mail, properly addressed and first-class postage prepaid:

Matthew C. McDonald, Esq.
Miller, Hamilton, Snider & Odom, L.L.C.
Post Office Box 46
Mobile, AL 36601

John N. Leach, Esq.
Helmsing, Leach, Herlong, Newman & Rouse, P.C.
Post Office Box 2767
Mobile, AL 36652

Joe Espy, III, Esq.
Flynn Mozingo, Esq.
Melton, Espy & Williams, P.C.
Post Office Drawer 5130
Montgomery, AL 36103

Marvin Rau, Esq.
State Street
801 Pennsylvania
Kansas City, MO 64105

[signature]

IN THE CIRCUIT COURT OF MOBILE COUNTY, ALABAMA.

GAYNELL M. VAN HOOF,	*	
Plaintiff,	*	CIVIL ACTION NUMBER
versus	*	CV-2003-3643
LORD ABBETT FUNDS, et al.,	*	
Defendants.	*	

LORD ABBETT & STATE STREET
BANK & TRUST'S
MOTION TO DEPOSIT SUM OF MONEY WITH COURT

Pursuant to Rules 22 and 67 of the Alabama Rules of Civil Procedure, Defendants/Plaintiffs-in-Interpleader Lord Abbett All Value Fund, Lord Abbett Bond-Debenture Fund, Inc. and Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc.(collectively "Lord Abbett") and State Street Bank & Trust ("State Street") respectfully move this Court for an Order authorizing it to deposit into Court the funds in Lord Abbett Account No. 2402379244417 in the approximate amount of $116,000. As stated in Lord Abbett and State Street's Answer and Counterclaim/Cross Claim in Interpleader, the Plaintiff Gaynell Van Hoof and Defendant Rowena S. Van Hoof are in a dispute as to who should exercise ownership control over the funds. Lord Abbett and State Street have no interest in how the funds are to be distributed. Accordingly, Lord Abbett and State Street request that the Court allow them to pay the funds into Court. Upon paying the funds into Court, Lord Abbett and State Street will file a motion to be dismissed from this action and any potential liability with respect to the funds, as well as a request for payment of attorney fees from the account funds, pursuant to Rule 22(c).

Respectfully submitted,

MATTHEW C. McDONALD (MCD027)
Attorney for Lord Abbett All Value Fund, Lord Abbett Bond-Debenture Fund, Inc. and Lord AbbettU.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. and State Street Bank & Trust

OF COUNSEL:

MILLER, HAMILTON, SNIDER & ODOM, L.L.C.
Attorneys at Law
Post Office Box 46
Mobile, Alabama 36601
Telephone: (251) 432-1414

CERTIFICATE OF SERVICE

I hereby certify that on this 18th day of August, 2004, I have served a copy of the foregoing upon the counsel listed of record by placing a copy of same in the United States mail, first class postage prepaid, and addressed as follows:

Joseph D. Thetford, Esquire
1250 Dauphin Street
Mobile, Alabama 36604

Andrew L. Smith, Esquire
Brown, Hudgens, P.C.
Post Office Box 16818
Mobile, Alabama 36616-0818

John N. Leach, Jr., Esquire
Helmsing, Leach, Herlong, Newman & Rouse, P.C.
Post Office Box 2767
Mobile, Alabama 36652

Joe Espy, III, Esquire
Flynn Mozingo, Esquire
Melton, Espy & Williams, P.C.
Post Office Drawer 5130
Montgomery, Alabama 36103-5130

MATTHEW C. McDONALD

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